CONSENT OF AUTHOR

TO:	VIZSLA SILVER CORP.

AND TO:	VIZSLA COPPER CORP.

AND TO:	British Columbia Securities Commission (as Principal Regulator)
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Officer of the Superintendent of Securities (Prince Edward Island)
Financial Services Regulation Divisions (Newfoundland and Labrador)
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities, Northwest Territories
Superintendent of Securities, Nunavut
TSX Venture Exchange

I, Geoffrey Goodall, P.Geo., hereby consent to the public filing of the technical report entitled "Summary Report on the Carruthers Pass Property, Omineca Mining Division British Columbia with Recommendations for Further Exploration" dated April 12, 2021 (the "Technical Report"), which is referred to in the management information circular dated May 14, 2021 (the "Circular") of Vizsla Silver Corp. (the "Company").

I hereby consent to the inclusion of extracts from, or a summary, of the Technical Report in the Circular.

I hereby certify that I have read the Circular being filed by the Company and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

Dated the 14th day of May, 2021.

"Geoffrey Goodall, P.Geo."

Geoffrey Goodall, P.Geo.